Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115

April 28, 2023
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attn: Doris Stacey Gama
Laura Crotty
RE: Athersys, Inc.
Registration Statement on Form S-3
Filed April 4, 2023
File No. 333-271106
Ladies and Gentlemen:
Athersys, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated April 14, 2023 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3, filed April 4, 2023 (“Form S-3”).
For your convenience, the italicized numbered response set forth below corresponds with the comment contained in the Comment Letter.
Registration Statement on Form S-3 Filed April 4, 2023
General
1.In relation to the 2,000,000 shares of common stock underlying warrants issued in the September 22, 2022 private placement, please tell us your basis for registering the offering of these shares. In this regard, we note that the warrants were issued pursuant to Section 4(a)(2) of the Securities Act and are exercisable within one year. Please consider the rationale set out in Securities Act Sections C&DI Question 103.04.
Response:
The Company acknowledges the Staff’s comment and has removed the 2,000,000 shares of common stock underlying warrants issued in the September 22, 2022 private placement in Amendment No. 1 to the Form S-3, which was filed today.
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Athersys, Inc. 3201 Carnegie Avenue, Cleveland, Ohio 44115-2634 Phone 216.431.9900 Fax 216.361.9495

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216.431.9900.
Sincerely,

                        ATHERSYS, INC.

    By: /s/ Kasey Rosado
     Name:    Kasey Rosado
     Title:    Interim Chief Financial Officer

Athersys, Inc. 3201 Carnegie Avenue, Cleveland, Ohio 44115-2634 Phone 216.431.9900 Fax 216.361.9495